[OBJECT OMITTED]

===============================================================================

Koor Industries Ltd.
                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax:972-3-6238425

                                                        17 June 2002


                           Koor Industries Ltd.
                         ("The Company" or "Koor")

                  Notice of Annual General Meeting of Shareholders

It is hereby given notice that the Annual General Meeting of the Shareholders of the Company will be held on Thursday, July 25, 2002 at 11:30 a.m., Israel time, at the Company's offices located at the Platinum Building, 21 Ha'arbah Street, 19th Floor, Tel Aviv 64739, Israel ("The Registered Office").

The following is the agenda for the meeting:

     1. Approval of the parameters for the renewals of the annually Director's and Officer's insurance policies as from 2002 and onwards, as follows:

         o D&O Policies will provide an "umbrella coverage" covering the directors and officers of Koor and its subsidiaries (the "Koor Group").

         o The total premium cost of D&O Policies will be divided proportionally among the members of the Koor Group according to the weighted percentage of total group coverage attributed to each member of the Koor Group and based on past practices and the recommendations of insurers.

         o The total annual premium cost allocated to Koor will not be greater than one (1) million dollars.

         o The total amount of insured liability will range between one hundred (100) million and one hundred and thirty (130) million dollars.

         o Where claims filed against directors and officers of several members of the Koor Group exceed the limit of liability under D&O Policies, the insured indemnity will be divided among the respective members of the Koor Group in proportion to the extent of their participation in the annual premium cost.

         o There will not be any deductibles for the directors and officers.

         o The per claim deductible for the Company will be negotiated annually with the insurers but will not exceed:

              o Two hundred and fifty (250) thousand dollars plus 20% of any amount paid by the insurers for security claims in the US and Canada;

              o One hundred (100) thousand dollars for any other claims in the US and Canada; and

              o Twenty five (25) thousand dollars for all other claims worldwide.

         o In general, the terms of D&O Policies will be agreed to by the Management and will be in accordance with industry standards.

     2. To appoint Mrs. Paulette Eitan and Mr. Rolando Eisen to serve as External Directors on the Board of Directors of the Company.

     3. To reappoint Somekh Chaikin, a member of KPMG International, as the Company's auditors and to authorize the Board of Directors to determine their audit fees.

             An Ordinary Resolution shall be deemed to have been passed, if the members present, personally or by proxy, hold shares which represent more than fifty percent (50%) of the voting rights of all Ordinary Shares of the holders so present at the Meeting, voted, either personally or by proxy, in favor of such Ordinary Resolution. In the case of the Ordinary Resolution No. 1 in regard with the coverage for the members of the Board, Mr. Charles R. Bronfman, Mr. Jonathan Kolber and Mr. Andrew Hauptman, however, such an Ordinary Resolution shall be deemed to have been passed,
(i) if the "non-interested" members (as such term is defined under the Israeli Companies Law) present, personally or by proxy, hold shares which represent at least one third (1/3) of the voting rights of all the Ordinary Shares of the "non interested" holders so present and voting at the Meeting, voted, either personally or by proxy, in favor of such Ordinary Resolution or (ii) if the aggregate votes of the "non-interested" members that voted, either personally or by proxy, against such Ordinary Resolution does not exceed one percent of the voting rights of all the Ordinary Shares. In the case of the Ordinary Resolution No. 2, such an Ordinary Resolution shall be deemed to have been passed, (i) if the "non-controlling" members (as such term is defined under Israeli Companies
Law) present, personally or by proxy, hold shares which represent at least one third (1/3) of the voting rights of all the Ordinary Shares of the "non-controlling" holders so present and voting at the Meeting, voted, either personally or by proxy, in favor of such Ordinary Resolution or (ii) if the aggregate votes of the "non-controlling" members that voted, either personally or by proxy, against such Ordinary Resolution does not exceed one percent of all the voting rights of all of the Ordinary Shares.

         A quorum at any Meeting of the Company shall be constituted when there are present, either in person or by proxy, at least two members, who together hold one third of the voting rights in the Ordinary Shares of the Company.

         According to applicable Israeli law, if within 30 minutes from the time set for the Meeting a quorum shall not be constituted, the Meeting shall be postponed to the same day at the following week, at the same time and the same place. If within 30 minutes from the time set for the postponement of the Meeting a quorum shall not be constituted, then the Meeting shall be held when at least two shareholders are present either in person or by proxy, regardless of the voting rights represented by them. The Ordinary Resolutions at such a postponed Meeting shall be deemed to have passed in accordance with the percentage thresholds described in the preceding paragraph.

         The Board of Directors will present the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2001.

         The Record Date for the Shareholders participating in the Meeting:
June 18, 2002.

         The detailed resolutions and the financial statements for the year 2001 can be reviewed at the Corporate Secretary of the Company, Adv. Shlomo Heller, the Registered Office during Sunday to Monday 8:00 a.m. - 4:00 p.m.



                                               Adv. Shlomo Heller

                                               Corporate
                                               Secretary